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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Omicron Master Trust(1) (Last) (First) (Middle)		01/24/03

	Williams House, 20 Reid Street (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Valentis, Inc. (VLTSD)		☐	Director	☒	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Hamilton, Bermuda HM11 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		702,265***		D(2)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Common Stock Purchase Warrants, Class A		Currently	12/5/04		Common Stock	4,336***		$307.52		D(3)

	Common Stock Purchase Warrants, Class B		Currently	12/5/04		Common Stock	1,626***		$307.52		D(4)

Explanation of Responses:

(1) Please see attached Joint Filer Information. Omicron Capital, L.P., Omicron Capital, Inc., Bernstein and Morali are reporting persons pursuant to Rule 16a-1(a)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), as each of such reporting persons may be deemed to be the beneficial owner of more than 10 percent of the issuer’s outstanding securities, but none of such reporting persons has any reportable holdings of the issuer’s securities in which such person has a pecuniary interest in accordance with Rule 16-1(a)(2) of the Act.

(2) Winchester Global Trust Company Limited ("WGTCL") is the Trustee of the Reporting Person. WGTCL is the indirect beneficial owner of 702,265 shares of Common Stock. WGTCL may be deemed to be controlled by Mr. Oskar Lewnowski ("Lewnowski"). Lewnowski is the indirect beneficial owner of 702,265 shares of Common Stock. WGTCL and Lewnowski each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(3) WGTCL and Lewnowski are indirect beneficial owners of Class A warrants to purchase 4,336 shares of Common Stock. WGTCL and Lewnowski each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(4) WGTCL and Lewnowski are indirect beneficial owners of Class B warrants to purchase 1,626 shares of Common Stock. WGTCL and Lewnowski each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

*** Amount shown relates to Omicron Master Trust, WGTCL and Lewnowski only.
/s/ Olivier H. Morali	February 6, 2003
**Signature of Reporting Person	Date
as President of Omicron Capital, Inc., as General Partner of Omicron Capital, L.P., as Investment Manager of Omicron Master Trust

/s/ Olivier H. Morali
**Signature of Reporting Person
as President of Omicron Capital, Inc., as General Partner of Omicron Capital, L.P.,

/s/ Olivier H. Morali
**Signature of Reporting Person
as President of Omicron Capital, Inc.

/s/ Bruce Bernstein
**Signature of Reporting Person

/s/ Olivier H. Morali
**Signature of Reporting Person

/s/ Oskar P. Lewnowski
**Signature of Reporting Person
as Chairman of Winchester Global Trust Company Limited

/s/ Oskar P. Lewnowski
**Signature of Reporting Person

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Reporting Person: Omicron Master Trust(1)

Issuer Name and Ticker Symbol: Valentis, Inc. (VLTSD)

Date of Event Requiring Statement: 1/24/03

Joint Filer Information

     Each of the following filers has designated Omicron Master Trust as the (“Designated Filer”) for purposes of the attached Form 3.

(i)	Omicron Capital, L.P. 153 E. 53rd Street, 48th Floor, New York, NY 10022
(ii)	Omicron Capital, Inc. 153 E. 53rd Street, 48th Floor, New York, NY 10022
(iii)	Bruce Bernstein 153 E. 53rd Street, 48th Floor, New York, NY 10022
(iv)	Olivier H. Morali 153 E. 53rd Street, 48th Floor, New York, NY 10022
(v)	Winchester Global Trust Company Limited c/o Winchester Fiduciary Limited, Williams House, 20 Reid Street, Hamilton HM11, Bermuda
(vi)	Oskar Lewnowski c/o Winchester Fiduciary Limited, Williams House, 20 Reid Street, Hamilton HM11, Bermuda

Date: February 6, 2003	OMICRON CAPITAL, L.P.
By: OMICRON CAPITAL, INC. as General Partner
		By:	/s/ Olivier H. Morali

Name: Olivier H. Morali Title: President

Date: February 6, 2003	OMICRON CAPITAL, INC.
	By:	/s/ Olivier H. Morali Name: Olivier H. Morali Title: President

Date: February 6, 2003		/s/ Bruce Bernstein Bruce Bernstein

Date: February 6, 2003		/s/ Olivier H. Morali Olivier H. Morali

Date: February 6, 2003		WINCHESTER GLOBAL TRUST COMPANY LIMITED
		By:	/s/ Oskar Lewnowski

Name: Oskar Lewnowski Title: Chairman

Date: February 6, 2003		/s/ Oskar Lewnowski Oskar Lewnowski